UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: March 30, 2007                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11 and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ JOSEPH GROSSO                                        /s/ ART LANG

Joseph Grosso                                            Art Lang
President                                                Chief Financial Officer


March 29, 2007

PRICEWATERHOUSECOOPERS

                                                    PRICEWATERHOUSECOOPERS LLP
                                                    CHARTERED ACCOUNTANTS
                                                    PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone +1 604 806 7000
                                                    Facsimile +1 604 806 7806






INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF IMA EXPLORATION INC.


We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.


(SIGNED) PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
March 29, 2007




PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2006            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    391,420         151,395
Short-term investments (Note 4)                       8,500,000       7,580,000
Other receivables, prepaids and deposits (Note 8)       405,205         548,492
Marketable securities (Note 5)                                -         186,000
                                                   ------------    ------------
                                                      9,296,625       8,465,887
MINERAL PROPERTIES AND DEFERRED
     COSTS (Notes 2 and 9)                                    -      15,032,107
NAVIDAD INTEREST (Note 2)                            17,949,521               -
                                                   ------------    ------------
                                                     27,246,146      23,497,994
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                236,612         976,811

FUTURE INCOME TAX LIABILITIES (Note 9)                        -       1,760,110
                                                   ------------    ------------
                                                        236,612       2,736,921
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               58,664,727      50,414,672

WARRANTS (Note 6)                                     1,281,946               -

CONTRIBUTED SURPLUS (Note 7)                          6,152,265       5,854,445

DEFICIT                                             (39,089,404)    (35,508,044)
                                                   ------------    ------------
                                                     27,009,534      20,761,073
                                                   ------------    ------------
                                                     27,246,146      23,497,994
                                                   ============    ============

NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST (Note 2)

COMMITMENTS (Note 8)


APPROVED BY THE BOARD

/s/ DAVID HORTON        , Director
------------------------

/s/ ROBERT STUART ANGUS , Director
------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2006            2005            2004
                                                         $               $               $

EXPENSES

Administrative and management services                  461,553         294,828         350,521
Corporate development and investor relations            328,779         496,538         286,187
General exploration                                     186,572          55,914         228,961
Office and sundry                                       181,913         148,015         107,678
Professional fees                                     1,124,144       2,212,190         816,143
Rent, parking and storage                                96,263          72,791          90,629
Salaries and employee benefits                          652,530         585,560         313,409
Stock based compensation (Note 6)                       393,120       1,800,000       1,972,860
Telephone and utilities                                  17,432          26,648          34,165
Transfer agent and regulatory fees                      103,457         199,715          57,743
Travel and accommodation                                 93,392         256,035         203,591
Cost recoveries (Note 8)                                      -               -        (149,271)
Navidad holding costs (Note 2)                          312,349               -               -
                                                   ------------    ------------    ------------
                                                      3,951,504       6,148,234       4,312,616
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (3,951,504)     (6,148,234)     (4,312,616)
                                                   ------------    ------------    ------------
OTHER INCOME (EXPENSE)

Foreign exchange                                         (2,865)        232,954        (195,285)
Reorganization costs                                          -               -        (346,103)
Interest and other income                               373,009         150,406         101,589
Gain on options and disposition of mineral
     properties                                               -               -         328,346
Write-down of marketable securities                           -               -         (99,762)
                                                   ------------    ------------    ------------
                                                        370,144         383,360        (211,215)
                                                   ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                      (3,581,360)     (5,764,874)     (4,523,831)

Loss allocated to spin-off assets (Note 13)                   -               -         131,232
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (3,581,360)     (5,764,874)     (4,655,063)

DEFICIT - BEGINNING OF YEAR                         (35,508,044)    (29,597,304)    (17,577,363)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
     TO GOLDEN ARROW (Note 13)                                -        (145,866)     (7,364,878)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (39,089,404)    (35,508,044)    (29,597,304)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE
     FROM CONTINUING OPERATIONS                          $(0.07)         $(0.12)         $(0.11)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.07)         $(0.12)         $(0.11)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       51,263,575      46,197,029      40,939,580
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2006            2005            2004
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (3,581,360)     (5,764,874)     (4,655,063)
Net loss allocated to spin-off assets                         -               -         131,232
                                                   ------------    ------------    ------------
Net loss from continuing operations                  (3,581,360)     (5,764,874)     (4,523,831)
Items not affecting cash
     Depreciation                                             -               -          26,665
     Stock based compensation                           393,120       1,800,000       1,972,860
     Gain on options and disposition of
        mineral properties                                    -               -        (328,346)
     Write-down of marketable securities                      -               -          99,762
                                                   ------------    ------------    ------------
                                                     (3,188,240)     (3,964,874)     (2,752,890)
Change in non-cash working capital balances            (596,912)        115,256          74,785
                                                   ------------    ------------    ------------
                                                     (3,785,152)     (3,849,618)     (2,678,105)
Cash used in spin-off operations                              -               -        (283,629)
                                                   ------------    ------------    ------------
                                                     (3,785,152)     (3,849,618)     (2,961,734)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (4,491,524)     (7,025,492)     (4,448,659)
Increase in short-term investments                     (920,000)     (3,280,000)     (4,300,000)
Net cash flow related to spin-off assets                      -               -          32,592
Proceeds from sale/(purchase) of equipment                    -          46,589         (93,650)
                                                   ------------    ------------    ------------
                                                     (5,411,524)    (10,258,903)     (8,809,717)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                            10,308,450      14,215,165       9,707,897
Share issuance costs                                   (871,749)       (736,737)       (411,237)
                                                   ------------    ------------    ------------

                                                      9,436,701      13,478,428       9,296,660
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                             240,025        (630,093)     (2,474,791)

CASH TRANSFERRED TO GOLDEN ARROW (Note 13)                    -        (145,866)     (1,020,189)
                                                   ------------    ------------    ------------
NET INCREASE IN CASH                                    240,025        (775,959)     (3,494,980)

CASH - BEGINNING OF YEAR                                151,395         927,354       4,422,334
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      391,420         151,395         927,354
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                    CONSOLIDATED SCHEDULE OF NAVIDAD INTEREST
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                      NAVIDAD
                                                      NAVIDAD          AREA           IVA TAX          TOTAL
                                                         $               $               $               $

Mineral property interests balance,
     beginning of year                               13,466,957         113,426       1,451,724      15,032,107
                                                   ------------    ------------    ------------    ------------

Expenditures during the year
     Acquisition costs                                  110,807               -               -         110,807
     Assays                                              63,985               -               -          63,985
     Communications                                      53,793               -               -          53,793
     Drilling                                         1,400,714               -               -       1,400,714
     Engineering                                         43,832               -               -          43,832
     Environmental and social                           305,989               -               -         305,989
     Metallurgy                                         325,457               -               -         325,457
     Office and other                                   201,408               -               -         201,408
     Salaries and Contractors                           599,049               -               -         599,049
     Supplies and Equipment                             162,645               -               -         162,645
     Transportation                                     243,360               -               -         243,360
     Project Development                                442,402               -               -         442,402
     IVA Tax                                                  -               -         538,083         538,083
                                                   ------------    ------------    ------------    ------------
                                                      3,953,441               -         538,083       4,491,524
                                                   ------------    ------------    ------------    ------------
Future income tax (Note 9)                              455,439               -               -         455,439
                                                   ------------    ------------    ------------    ------------
Mineral property interest balance                    17,875,837         113,426       1,989,807      19,979,070
                                                   ------------    ------------    ------------    ------------
Less: Future income tax (Notes 2 and 9)             (2,215,549)               -               -     (2,215,549)
Add: Marketable securities (Note 5)                           -         186,000               -         186,000
                                                   ------------    ------------    ------------    ------------
Navidad interest balance, end of year
     (Notes 1 and 2)                                 15,660,288         299,426       1,989,807      17,949,521
                                                   ============    ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                      NAVIDAD
                                                      NAVIDAD          AREA           IVA TAX          TOTAL
                                                         $               $               $               $

Balance, beginning of year                            5,770,968         112,694         667,936       6,551,598
                                                   ------------    ------------    ------------    ------------

Expenditures during the year

     Assays                                             316,220               -               -         316,220
     Communications                                      28,100              51               -          28,151
     Drilling                                         2,188,346               -               -       2,188,346
     Engineering                                         53,340               -               -          53,340
     Environmental                                      391,816               -               -         391,816
     Geophysics                                         176,036               -               -         176,036
     Metallurgy                                         501,070               -               -         501,070
     Office and other                                    95,310             640               -          95,950
     Petrography                                         13,563               -               -          13,563
     Salaries and Contractors (Note 6 (d))            1,539,569               -               -       1,539,569
     Supplies and Equipment                             441,012              41               -         441,053
     Transportation                                     248,554               -               -         248,554
     Project Development                                828,036               -               -         828,036
     IVA Tax                                                  -               -         783,788         783,788
                                                   ------------    ------------    ------------    ------------
                                                      6,820,972             732         783,788       7,605,492
                                                   ------------    ------------    ------------    ------------
Future income tax (Note 9)                              875,017               -               -         875,017
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                 13,466,957         113,426       1,451,724      15,032,107
                                                   ============    ============    ============    ============







              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         IMA Exploration Inc. (the "Company") is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts that were shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. As at December 31, 2006 the Company had no mineral property interests other than the Navidad Interest. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.

         On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. On July 14, 2006 the court released its judgment on the claim. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order reads in part:

          "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
           (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;
           (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
           (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

         The Company has filed an appeal of this judgment. The Company recognizes that this will take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs of the appeal as they occur (see
         Note 2).

         On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (a) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (b) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS AND CONTINGENCY (continued)

         (d) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

         (e) pending finalization of the appeal process, neither party will attempt a hostile takeover of the other.

         The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".


2.       MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST

         As discussed in Note 1 above, under the terms of the July 14, 2006 court order the Company's ownership of the Navidad project has been transferred to Aquiline and the Company accordingly cautions readers that until the British Columbia Court of Appeal rules on the matter the Company may only recover the costs incurred in the development of the Navidad project.

         Upon the transfer of the Navidad property interest to Aquiline the Related Future Income Liabilities, which related to differences between the tax values of certain mineral properties expenditures and their accounting values, are no longer a liability of the Company. As at December 31, 2006, the Company has recorded a Navidad interest balance of $17,949,521, the components of which are as follows:

                                                                         $

               Mineral properties and deferred costs                 17,763,521
               Marketable securities (Note 5)                           186,000
                                                                   ------------
               Navidad interest                                      17,949,521
                                                                   ============

         As discussed in Note 1 above, in the event that the Company is unsuccessful on appeal, the Company will be paid $18,500,000 as consideration for these assets, less legal costs Aquiline would be entitled to in relation to the trial and the appeal. In the event that the legal costs that Aquiline may become entitled to are significant, the recoverability of the costs reflected as Navidad interest may be impaired. Such impairment may be material. However, at the current time, the Company is unable to determine with any degree of certainty what the final outcome of the appeal process may be, and if the Company is unsuccessful, what legal costs may be awarded to Aquiline by the court. Accordingly, the Company has not made any adjustments to the carrying value of the Navidad interest balance at December 31, 2006.

         The carrying value of the components of the Navidad interest balance will be reviewed in subsequent periods and adjusted if circumstances suggest that the full amount may not be recoverable and an appropriate amount expensed for impairment when such amounts can be reasonably determined.

         The Company expensed Navidad holding costs of $312,349 in the year ended December 31, 2006. These costs are comprised of:


         i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
         ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquline that would normally have been included in mineral properties and deferred costs.

         The Company expects to incur additional costs until the Aquiline litigation is settled.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include the recoverability of the Navidad interest balance (see Note 2 above), the determination of environmental obligations, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances have been eliminated.

         SHORT-TERM INVESTMENTS

         Short-term   investments  include  money  market  investments  maturing between 3 and 12 months from the date of initial investment.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2006 the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables. The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash, short-term investments, other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

         STOCK BASED COMPENSATION

         The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the expense or addition to mineral properties is recognized over the option vesting period.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.


4.       SHORT-TERM INVESTMENTS

         As at December 31, 2006 and 2005, the Company held short-term investments comprised of the following:
                                                   ----------------------------
                                                        DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
         12 month term deposit                       March 20,
            - 3.7% annual interest rate                2007             500,000

         12 month term deposit                      November 5,
            - 4.2% annual interest rate                2007           8,000,000
                                                                   ------------
                                                                      8,500,000
                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)





4.       SHORT-TERM INVESTMENTS (continued)
                                                   ----------------------------
                                                        DECEMBER 31, 2005
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
         12 month term deposit                     September 11,
            - 2.65% annual interest rate               2006           7,580,000
                                                                   ------------
                                                                      7,580,000
                                                                   ============

         All term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.


5.       MARKETABLE SECURITIES

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                      QUOTED                          QUOTED
                                                      RECORDED        MARKET          RECORDED        MARKET
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                         -               -          96,000         126,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                         -               -          90,000         144,000
                                                   ------------    ------------    ------------    ------------
                                                              -               -         186,000         270,000
                                                   ============    ============    ============    ============

         The Company acquired the marketable securities as a result of entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project for which the Company received common shares of publicly traded companies as partial consideration. These marketable securities were subject to transfer to Aquiline in relation to the July 2006 court order (see Note 1 above). Accordingly, at December 31, 2006, the carrying value of these marketable securities has been reclassified as a component of the Navidad interest balance (see Note 2 above).

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value - 100,000,000 preferred shares without par value

                                                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2003                                                  36,381,452      27,707,597
         Private placement                                                            1,500,000       4,650,000
         Exercise of options                                                            441,650         597,910
         Exercise of agents' options                                                    121,820         184,838
         Contributed surplus reallocated on exercise of options                               -         226,630
         Exercise of warrants                                                         5,371,285       4,275,149
         Proceeds collected and paid on behalf of Golden Arrow shares                         -       (107,544)
         Less share issue costs                                                               -       (552,273)
                                                                                   ------------    ------------

         Balance, December 31, 2004                                                  43,816,207      36,982,307
         Private placement                                                            3,333,340      10,000,020
         Exercise of options                                                             10,000          31,000
         Exercise of agents' options                                                    168,000         546,000
         Contributed surplus reallocated on exercise of options                               -         131,270
         Exercise of warrants                                                         1,485,517       3,784,011
         Proceeds collected and paid on behalf of Golden Arrow shares                         -       (145,866)
         Less share issue costs                                                               -       (914,070)
                                                                                   ------------    ------------

         Balance, December 31, 2005                                                  48,813,064      50,414,672
         Private placement                                                            2,865,000      10,027,500
         Warrants valuation                                                                   -     (1,298,981)
         Exercise of options                                                            335,000         280,950
         Contributed surplus reallocated on exercise of options                               -          95,300
         Less share issue costs                                                               -       (854,714)
                                                                                   ------------    ------------
         Balance, December 31, 2006                                                  52,013,064      58,664,727
                                                                                   ============    ============


         (a) During fiscal 2006, the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agent's warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

                  The fair value of warrants and agent's warrants were as follows:

                  i) value assigned to 1,432,500 warrants was $1,186,053, net of share issue costs of $112,928

                  ii) value assigned to the 171,900 agent's warrant was $95,893, net of share issue costs of $14,271

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SHARE CAPITAL (continued)

                  The Black-Scholes Pricing Model was used to value the warrants and agent's warrants. The warrants were valued at $0.91 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 24 months. The agent's warrants were valued at $0.64 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 61% and expected life of 12 months. At December 31, 2006, no warrants or agent's warrants had been exercised.

         (b) During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2006, no underwriter's warrants had been exercised.

         (c) During fiscal 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 compensation options to the agent to acquire 200,000 shares at $3.25 per share and 100,000 warrants at $3.70 per share on or before February 23, 2005. The compensation options granted were valued at $0.705 per option using the Black-Scholes Option Pricing Model, for a total value of $141,036, which has been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2004, a total of 32,000 compensation options had been exercised. The balance of 168,000 compensation options was exercised during 2005.

         (d)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options granted during 2006 were subject to a four month hold period and are exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is presented below:


                                          ---------------------    ---------------------    ----------------------
                                                   2006                     2005                      2004
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $

                  Balance,
                     Beginning of year       4,881,000    2.54        3,568,500    2.10        2,528,150     1.32
                  Granted                      273,000    3.21        1,360,000    3.74        1,512,000     3.14
                  Exercised                   (335,000)   0.84          (10,000)   3.10         (441,650)    1.14
                  Cancelled                   (195,000)   2.78          (37,500)   3.92          (30,000)    3.10
                                          ------------             ------------             ------------
                  Balance, end of year       4,624,000    2.69        4,881,000    2.54        3,568,500     2.10
                                          ============             ============             ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2006 are as follows:

                       NUMBER         EXERCISE PRICE          EXPIRY DATE
                                            $

                       119,000             0.50               May 2, 2007
                       115,000             0.50               September 23, 2007
                        25,000             0.84               March 7, 2008
                       300,000             0.90               May 30, 2008
                     1,170,000             1.87               August 27, 2008
                     1,372,000             3.10               March 24, 2009
                       865,000             4.16               March 16, 2010
                       385,000             2.92               November 16, 2010
                       273,000             3.21               June 22, 2011
                  ------------
                     4,624,000
                  ============

                  During fiscal 2006, the Company granted 273,000 stock options (2005 - 1,360,000; 2004 - 1,512,000). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                                      2006                    2005                   2004
                                                      ----                    ----                   ----

                  Risk-free interest rate             4.0%                3.3% - 3.7%                2.4%
                  Estimated volatility                70%                  70% - 77%                  77%
                  Expected life                    2.5 years               2.5 years               2.5 years
                  Expected dividend yield              0%                      0%                     0%

                  For  2006,   stock  based   compensation  of  $393,120  (2005:
                  $2,380,000;  2004: $1,972,860) was recorded by the Company, of
                  which  $393,120  (2005:   $1,800,000;   2004:  $1,972,860)  is
                  included in expenses and Nil (2005: $580,000; 2004: Nil) is included in capitalized mineral property expenditures, with a corresponding increase in contributed surplus.

                  The weighted average fair value per share of stock options granted during the year was $1.44 per share (2005 - $1.76; 2004 - $1.28). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                                         $

                  Balance, December 31, 2005                                                  -
                      Warrant valuation from private placement warrants granted       1,298,981
                      Warrant valuation from agent's warrants granted                   110,164
                      Warrant issue costs                                              (127,199)
                                                                                   ------------
                  Balance, December 31, 2006                                          1,281,946
                                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)





6.       SHARE CAPITAL (continued)

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                       2006            2005            2004

                  Balance, beginning of year          1,900,004       1,422,017       6,042,448
                  Issued                              1,604,400       1,984,004         810,909
                  Exercised                                   -     (1,485,517)      (5,371,285)
                  Cancelled                                   -               -         (38,955)
                  Expired                                     -        (20,500)         (21,100)
                                                   ------------    ------------    ------------
                  Balance, end of year                3,504,404       1,900,004       1,422,017
                                                   =============   =============   ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2006 are as follows:

                        NUMBER         EXERCISE PRICE         EXPIRY DATE
                                             $
                       233,334              3.25              September 13, 2007
                     1,666,670              3.45              September 14, 2009
                       171,900              3.80              March 21, 2008
                     1,432,500              3.80              March 21, 2010
                  ------------
                     3,504,404
                  ============


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                                         $

         Balance, December 31, 2003                                                   1,541,116
             Contributed Surplus as a result of stock options granted                 1,972,860
             Contributed Surplus as a result of brokers' warrants granted               141,036
             Contributed Surplus reallocated on exercise of stock options              (226,630)
                                                                                   ------------
         Balance, December 31, 2004                                                   3,428,382
             Contributed Surplus as a result of stock options granted                 2,380,000
             Contributed Surplus as a result of brokers' warrants granted               177,333
             Contributed Surplus reallocated on exercise of stock options              (131,270)
                                                                                   ------------
         Balance, December 31, 2005                                                   5,854,445
             Contributed Surplus as a result of stock options granted                   393,120
             Contributed Surplus reallocated on exercise of stock options               (95,300)
                                                                                   ------------
         Balance, December 31, 2006                                                   6,152,265
                                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

8.       RELATED PARTY TRANSACTIONS

         (a) Effective January 1, 2005 the Company engaged the Grosso Group Management Ltd. ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation ("Golden Arrow"), Amera Resources Corporation ("Amera"), Gold Point Energy Corp. and Astral Mining Corporation, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2006, the Company incurred fees of $724,902 (2005 - $730,802) to the Grosso Group: $764,115 (2005 - $764,012) was
                  paid in twelve monthly payments and $39,213 (2005 - $33,210) is included in other receivables, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2005 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) During fiscal 2006, the Company paid $533,917 (2005 - $241,088; 2004 - $476,226) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (c) Prior to the signing of the Administration Services Agreement with the Grosso Group in 2005, the Company shared its office facilities with Amera and Golden Arrow. During fiscal 2005, the Company received $nil (2004 - $66,390) from Amera and $nil (2004 - $57,000l) from Golden Arrow for shared rent and administration costs.

         (d) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 (previously $8,500) and to pay a bonus of $150,000. The total compensation paid to the President in 2006 was $350,667. This amount is included in the total amount paid to directors and officers discussed in Note 8(b) above.

                  In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2006, the amount payable under the contract would be $1,211,500.

                  In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

         Other related party transactions are disclosed elsewhere in these consolidated financial statements. All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2006            2005            2004
                                                                         $               $               $

         Statutory tax rate                                              34.12%          34.12%          35.62%
                                                                   ============    ============    ============

         Loss for the year                                           (3,581,360)     (5,764,874)     (4,655,063)
                                                                   ============    ============    ============

         Provision for income taxes based on statutory               (1,221,960)     (1,966,975)     (1,658,133)
              Canadian combined federal and provincial
                   income tax rates
         Differences in foreign tax rates                                  (526)              -        (114,390)
         Non-deductible differences                                     149,332         625,988               -
         Losses for which an income tax benefit
              has not been recognized                                   956,653       1,340,987       1,722,523
         Other                                                          116,501               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         The significant components of the Company's future tax assets are as follows:
                                                       2006            2005
                                                         $               $
         Future income tax assets
              Operating loss carryforward             4,950,897       4,709,496
              Share issue costs                         509,317         472,437
              Resource deductions                       306,710               -
              Other                                      45,442               -
                                                   ------------    ------------
                                                      5,812,366       5,181,933
         Valuation allowance for future tax assets   (5,812,366)     (5,181,933)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2006, as a result of the uncertainty regarding the status of the mineral properties balance (included in Navidad interest), the Company eliminated the future income tax liability of $1,760,110 that existed as of December 31, 2005 and made a corresponding adjustment to mineral properties. During the year ended December 31, 2005, the Company recorded an $875,017 increase to the future income tax liability and a corresponding adjustment to mineral properties.
                                                       2006            2005
                                                         $               $

         Future income tax liabilities                        -       1,760,110
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       INCOME TAXES (continued)

         The Company has Canadian capital loss carryforwards of $161,172 and non-capital loss carryforwards of $15,895,279 that may be available for tax purposes. The Company's capital losses do not expire and may be carried forward indefinitely. The non-capital losses expire as follows:

                          EXPIRY DATE                    $

                              2007                    1,261,932
                              2008                      841,160
                              2009                    1,317,729
                              2010                    1,545,964
                              2014                    2,752,324
                              2015                    4,709,088
                              2016                    3,467,379
                                                   ------------
                                                     15,895,279
                                                   ============


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2006 and 2005.

         The Company's total assets are segmented geographically as follows:

                                   --------------------------------------------
                                                 DECEMBER 31, 2006
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets               9,217,352          79,273       9,296,625
         Navidad interest                     -      17,949,521      17,949,521
                                   ------------    ------------    ------------
                                      9,217,352      18,028,794      27,246,146
                                   ============    ============    ============

                                   --------------------------------------------
                                                 DECEMBER 31, 2005
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets               8,331,000         134,887       8,465,887
         Mineral properties
            and deferred costs               -       15,032,107      15,032,107
                                   ------------    ------------    ------------
                                      8,331,000      15,166,994      23,497,994
                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



11.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2006            2005            2004
                                                                         $               $               $
         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (3,581,360)     (5,764,874)     (4,655,063)
         Mineral properties and deferred costs for the year (i)      (4,491,524)     (8,480,509)     (5,212,625)
         Reversal of Future income tax liability (i)                          -         875,017         633,913
         Write down of marketable securities                                  -               -          99,762
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (8,072,884)    (13,370,366)     (9,134,013)
         Unrealized losses
              on available-for-sale securities (ii)                      (3,000)              -        (387,160)
                                                                   ------------    ------------    ------------
         Comprehensive loss (iii)                                    (8,075,884)    (13,370,366)     (9,521,173)
                                                                   ============    ============    ============

         Basic and diluted loss per share under US GAAP                   (0.16)          (0.29)          (0.22)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        51,263,575      46,197,029      40,939,580
                                                                   ============    ============    ============

                                                                       2006            2005
                                                                         $               $

         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   27,009,534      20,761,073
         Mineral properties and deferred costs expensed (i)
              (In 2006, classified as a component of Navidad
              interest - Note 2)                                    (17,763,521)    (15,032,107)
         Reversal of Future income tax liability (i)                          -       1,760,110
         Accumulated other comprehensive income (ii)                     81,000          84,000
                                                                   ------------    ------------
         Balance per US GAAP                                          9,327,013       7,573,076
                                                                   ============    ============

                                                                       2006            2005
                                                                         $               $
         MINERAL PROPERTIES / NAVIDAD INTEREST

         Balance per Canadian GAAP                                   17,949,521      15,032,107
         Transfer of marketable securities (ii)                          81,000               -
         Mineral properties and deferred costs
              expensed under US GAAP (i)                            (17,763,521)    (15,032,107)
                                                                   ------------    ------------
         Balance per US GAAP                                            267,000               -
                                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                       2006            2005
                                                                         $               $

         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                                            -       1,760,110
         Reversal of Future income tax liability (i)                          -      (1,760,110)
                                                                   ------------    ------------
         Balance per US GAAP                                                  -               -
                                                                   ============    ============

                                                                       2006            2005            2004
                                                                         $               $               $
         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                                 (3,785,152)     (3,849,618)     (2,961,734)
         Mineral properties and deferred costs (i)
              (In 2006, classified as a component of Navidad
              interest - Note 2)                                     (4,491,524)     (7,025,492)     (4,578,712)
                                                                   ------------    ------------    ------------
         Cash used per US GAAP                                       (8,276,676)    (10,875,110)     (7,540,446)
                                                                   ============    ============    ============

                                                                       2006            2005            2004
                                                                         $               $               $
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                                 (5,411,524)    (10,258,903)     (8,809,717)
         Mineral properties and deferred costs (i)
              (In 2006, classified as a component of Navidad
              interest - Note 2)                                      4,491,524       7,025,492       4,578,712
                                                                   ------------    ------------    ------------
         Cash provided by (used) per US GAAP                           (920,000)     (3,233,411)     (4,231,005)
                                                                   ============    ============    ============

         i)       Mineral Properties and Deferred Costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses exploration costs relating to unproven mineral properties as incurred, and reverses any associated future income tax liabilities. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

         ii)      Investments

                  For the 2005 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for
                  Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs. For the 2006 fiscal year, the Company's marketable securities were classified as available for sale investments under US GAAP until July 14, 2006, the date of the Navidad judgment (see Note 1 above). Subsequently, the marketable securities were transferred to the Navidad interest balance (see Note 2 above).

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         iv)      Spin-Off of Assets to Golden Arrow

                  Under Canadian GAAP, a spin-off of assets is accounted for and disclosed in accordance with CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Under US GAAP, such a spin-off would be accounted for and disclosed as a dividend in kind and would not require separate carve-out of results in the statements of operations and cash flows nor separate balance sheet classification.

         v)       Recent Accounting Pronouncements

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006. At present, the Company's most significant financial instruments are cash, short-term investments, other receivables and accounts payable. The Company will adopt this Handbook section in its fiscal 2007 year. The Company is currently reviewing the section to determine the potential impact, if any, on its consolidated financial statements.

                  HEDGE ACCOUNTING

                  Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006.

                  The Company does not currently have any hedging relationships.

                  COMPREHENSIVE INCOME

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

                  ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

                  In July 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This Interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48's use of the term "more likely than not" represents a greater than 50 percent likelihood of occurrence.

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The Company is currently reviewing the provisions to determine the potential impact, if any, on its consolidated financial statements

                  FAIR VALUE MEASUREMENTS

                  In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.


12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2006            2005            2004
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties                   -               -        (252,000)
              Acquisition of marketable securities                            -               -         252,000
              Expenditures on mineral properties and deferred costs           -        (580,000)              -
              Stock based compensation capitalized                            -         580,000               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                       2006            2005            2004
                                                                         $               $               $

         Financing activities
              Shares issue costs                                        (95,893)       (177,333)              -
              Warrant issue costs                                       (14,271)
              Warrants                                                  110,164
              Shares issued on exercise of options                       74,800               -         204,070
              Contributed surplus                                       (74,800)        177,333        (204,070)
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


13.      SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the
         Reorganization the Company continued to hold the Navidad Area properties, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow, a newly created company. The Navidad project, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden
         Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad project and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii)     certain marketable securities at their recorded values; and
         iv)      cash

                  The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow during 2004 is as follows:

                                                                                       2004
                                                                                         $

                  Cash                                                                1,020,189
                  Marketable securities and other current assets and liabilities        548,841
                  Mineral properties and deferred cost and equipment                  6,874,960
                  Future income tax liabilities                                      (1,079,112)
                                                                                   ------------
                                                                                      7,364,878
                                                                                   ============

         During 2005 the Company paid $145,866 to Golden Arrow from the exercise of warrants of the Company that resulted in the issue of Golden Arrow shares as required by the terms of the Reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

13.      SPIN-OFF OF ASSETS (continued)

         The Company's comparative amounts in the Statement of Operations and Deficit include an allocation of general and administrative expenses as Loss allocated to spin-off assets. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on a cost specific basis.

         As a condition of the Reorganization, Golden Arrow became a party to the Aquiline litigation (see Notes 1 and 2 above). The Company provided Golden Arrow with an indemnification that will compensate for any payment or cost Golden Arrow might have to pay in the event of an award against the Company and/or Golden Arrow. Accordingly, no amounts related to this action have been accrued in these financial statements at December 31, 2006.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2006


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of March 29, 2007, should be read in conjunction with the Company's audited annual consolidated financial statements and related notes for the years ended December 31, 2006, 2005 and 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The trial commenced on October 11, 2005 and ended on December 12, 2005. On July 14, 2006 Justice Koenigsberg issued her reasons for judgment and order.

The Order reads in part:

        "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
         (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;
         (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
         (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

     (i) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

     (ii) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline will pay $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

     (iii) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

     (iv) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

     (v) pending the finalization of the appeal process, neither party will attempt a hostile takeover of the other.

The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

The Company has filed an appeal of this judgment that is scheduled to be heard on April 10, 2007 by the British Columbia Court of Appeal. The Company's factum and reply to Aquiline's factum are available on SEDAR and the Company's website. While the Company is confident of a favourable result from its appeal it recognizes that it may take a substantial period of time for the Court of Appeal to issue their decision. The costs have been and continue to be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs of the appeal as they occur.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

------------------------------------------------------------------------------------------
                                                          YEARS ENDED DECEMBER 31
------------------------------------------------------------------------------------------
                                                       2006          2005          2004
                                                         $             $            $
------------------------------------------------------------------------------------------

Total Assets                                        27,246,146    23,497,994    12,221,856

Long Term Financial Liabilities                              -             -             -

Total Revenues                                               -             -             -

General and Administrative Expenses                  3,951,504     6,148,234     4,312,616

Loss from Continuing Operations                     (3,581,360)   (5,764,874)   (4,523,831)

Loss per Common Share from Continuing Operations         (0.07)        (0.12)        (0.11)

Loss allocated to Spin-Off Assets                            -             -      (131,232)

Net Loss                                            (3,581,360)   (5,764,874)   (4,655,063)

Net Loss per Common Share Basic and Diluted              (0.07)        (0.12)        (0.11)

------------------------------------------------------------------------------------------

Total assets increased $3,748,152 from December 31, 2005 to 2006 as a result of expenditures on the Navidad Project (incurred until the transfer to Aquiline) as well as increases in the Company's cash and short-term investment balances. Total assets increased $11,276,138 from December 31, 2004 to December 31, 2005 primarily due to the expenditures on the Navidad Project. General and adminstrative expenses have decreased mainly due to the reduction in legal costs incurred in connection with the Aquiline legal action and due to the decrease in stock based compensation during the year.

SELECTED QUATERLY FINANCIAL INFORMATION AND FOURTH QUARTER

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                            -------------------------------------------------   -------------------------------------------------
                                                   2006                                                2005
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                             -            -            -            -            -            -            -            -

Net Loss                    (1,126,586)    (836,136)  (1,112,336)    (506,320)  (1,041,118)  (1,233,392)    (972,894)  (2,517,470)

Net Loss per Common Share
     Basic and Diluted           (0.02)       (0.02)       (0.02)       (0.01)       (0.02)       (0.03)       (0.02)       (0.06)
                            -------------------------------------------------   -------------------------------------------------

The Net Loss for the periods includes the following:

o Q4 2006 net loss includes $312,349 in Navidad holding costs subsequent to the transfer of control of the Navidad project to Aquiline, as detailed below. The Company expects to incur additional costs until the Aquiline litigation is settled. The Q4 2006 net loss also includes increased legal fees related to Company's appeal of the Aquiline judgment.
o Q2 2006 net loss includes $393,120 non-cash stock based compensation for the stock options granted during the period.
o Q4 and Q3 2005 net losses include increased legal fees related to the initial trial of the Aquiline litigation .
o Q1 2005 net loss includes $1,800,000 non-cash stock based compensation for the stock options granted during the period.

SUMMARY OF FINANCIAL RESULTS

For the year ended December 31, 2006, the Company reported a consolidated loss of $3,581,360 ($0.07 per share), a decrease of $2,183,514 from the loss of $5,764,874 ($0.12 per share) for the year ended December 31, 2005. The decrease in the loss in 2006, compared to 2005 amount, can primarily be attributed to a $2,196,370 decrease in operating expenses.

RESULTS OF OPERATIONS

The Company's operating expenses for the year ended December 31, 2006 were $3,951,504, a decrease of $2,196,370 from $6,148,234 in 2005.

Professional fees decreased $1,088,046 to $1,124,144 in 2006, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action during and preceding the initial trial in 2005. The Company's 2006 legal fees primarily consist of costs incurred in preparing and proceeding with the appeal of the Aquiline judgment and costs relating to the establishment of the Interim Project Development Agreement. In 2006 the Company recorded non-cash stock based compensation of $393,120 compared to $2,380,000 in 2005, for stock options granted to its employees, consultants and directors, of which $393,120 is included in expenses in 2006 compared to $1,800,000 in 2005. In 2006 $Nil, compared to $580,000 in 2005, is included in capitalized mineral property expenditures.

Other notable changes in the operating expenses are:

(i) Administrative and management services increased by $166,725 primarily as a result of increased fees paid for the services of the president of the Company (see discussion on related party transactions below).

(ii) Corporate development and investor relations decreased by $167,759 primarily as a result of the Company's termination of its third-party investor relation contracts in 2006.

(iii) General exploration increased $130,658 as a result of higher activity levels of evaluating potential exploration projects.

(iv) Travel and accommodation decreased $162,643 due to decreased Navidad Project related travel by Company staff subsequent to the Aquiline judgment.

(v)      Salaries increased $66,970 due to higher staff costs in the year.

(vi) Navidad holding costs of $312,349 were incurred in 2006 compared to $Nil in 2005 as a result of:

         (a) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
         (b) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquline that would normally have been included in mineral properties and deferred costs.

In 2006 the Company recorded interest income of $373,009 compared to $150,406 in 2005, primarily as a result of increase of funds on deposit. A loss of $2,865 for foreign exchange was recorded in 2006 compared to gain of

$232,954 in 2005. The small foreign exchange adjustment in 2006 is a result of the relatively flat exchange rate between the Canadian and US dollars during the year. In 2005, the large gain was a result of strengthening of the Canadian dollar compared to US dollar and due to the exchange movements between expenses being incurred in US$ and amounts exchanged to settle such payables.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2006 was $391,420, an increase of $240,025 from December 31, 2005. Short-term investments increased $920,000 to $8,500,000 at December 31, 2006 from $7,580,000 at December 31, 2005. Total assets at December 31, 2006 were $27,246,146, an increase of $3,748,152 from $23,497,994 at December 31, 2005. This increase is mainly due to the increase in Navidad carrying value and the increases in the cash and short-term investment balances.

During fiscal 2006, the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agent's warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008. At December 31, 2006, no warrants or agent's warrants had been exercised.

Stock options were exercised which resulted in cash proceeds of $280,950 during 2006. No warrants were exercised in 2006.

The Company has received $Nil from the exercise of options and warrants from January 1 to March 29, 2007. As at March 29, 2007, the Company had working capital of approximately $8,200,000.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects. There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs and by the final outcome of the Company's appeal of the judgment of the Aquiline litigation.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the year ended December 31, 2006 was $3,785,152, compared to cash outflow for 2005 of $3,849,618 as a result of decreases in activities offset by a change in non-cash working capital.

FINANCING ACTIVITIES

During the year ended December 31, 2006, the Company received $10,308,450 from the issue of common shares from a brokered private placement and on the exercise of stock options less costs of $871,750, compared to $14,215,165, less costs of $736,737, for the year ended December 31, 2005.

INVESTING ACTIVITIES

Investing activities required cash of $5,411,524 during 2006, compared to $10,258,903 for 2005. In 2006, these investing activities included additions of $4,491,524 to the Navidad Project in Argentina and an increase of $920,000 in short-term investments.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005 the Company engaged Grosso Group Management Ltd. ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation ("Golden Arrow"), Amera Resources Corporation ("Amera"), Gold Point Energy Corp., Astral Mining Corporation and Blue Sky Uranium Corp, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

During fiscal 2006, the Company incurred fees of $724,902 (2005 - $730,802) to the Grosso Group: $764,115 (2005 - $764,012) was paid in twelve monthly payments and $39,213 (2005 - $33,210) is included in other receivables, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $205,000 (2005 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 (previously $8,500) and to pay a bonus of $150,000. The total compensation paid to the President in 2006 was $350,667.

CRITICAL ACCOUNTING ESTIMATES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company. As disclosed previously, the Company has not made any provision for any potential loss in the event of an adverse judgement related to the Aquiline legal action.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount if the expenditures do not have the corresponding tax basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In respect to the Navidad interest and the related Aquiline litigation, at the current time the Company is unable to determine with any degree of certainty what the final outcome of the appeal process may be. Accordingly, the Company has not made any adjustments to the carrying value of the Navidad interest at December 31, 2006.

The carrying value of the components of the Navidad interest will be reviewed in subsequent periods and adjusted if circumstances suggest that the full amount may not be recoverable and an appropriate amount expensed for impairment when such amounts can be reasonably determined. Additionally, in 2005 no impairment of long-lived assets was identified.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash, short-term investments, other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

TITLE RISK: The Company has transferred effective ownership of all of its mineral properties to Aquiline under the terms of the Interim Project Development Agreement. If the Company is unsuccessful with its appeal of the court order that resulted in this transfer of ownership it will not regain its interest in the mineral properties.

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly silver and lead. The prices of these metals, especially silver, greatly affect the value of the Company and the potential value of its properties and investments.

FINANCIAL MARKETS: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

POLITICAL RISK: Exploration is presently carried out in Argentina. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

CURRENCY RISK: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

ENVIRONMENTAL RISK: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

         (a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

         (b)      an  active   Board   and   management   with  open   lines  of
                  communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has evaluated the design of the Company's internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide reasonable assurance.

SHARE DATA INFORMATION

As of March 29, 2007 there were 52,013,064 common shares, 3,504,404 warrants and 4,619,000 stock options outstanding.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities. The Company maintains a website at www.imaexploration.com.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Joseph Grosso, President and Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   March 30, 2007


/s/ Joseph Grosso
-----------------
Joseph Grosso,
President & CEO

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   March 30, 2007


/s/ Arthur Lang
-----------------------
Arthur Lang,
Chief Financial Officer